1855 Lockeway Drive, Suite 501•  Alpharetta, GA  30004  •  678-393-2651  •  Fax 678-393-2657

March 18, 2009

VIA EDGAR AND OVERNIGHT COURIER

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cellu Tissue Holdings, Inc.
Form 10-K for fiscal year ended February 29, 2008
Filed May 19, 2008
File No. 333-118829

Dear Mr. Reynolds:

This letter provides supplemental disclosure to the responses of Cellu Tissue Holdings, Inc. (the “Company”) in a letter filed with the Securities and Exchange Commission (the “Commission”) on February 6, 2009 to the comments of the staff (the “Staff”) of the Commission with regard to the Form 10-K for the fiscal year ended February 29, 2008.  This letter provides follow-up to our response to the Staff’s comment 3 as discussed with Mr. Edwin S. Kim.  For the convenience of the Staff, the text of comment 3 is reproduced in its entirety followed by our response.

Form 10-K Filed May 19, 2008

Compensation Discussion and Analysis, page 41

Comment 3:                               It appears that you have not provided quantitative disclosure of all of the terms of the necessary targets to be achieved for your named executive officers to earn their non-equity incentive plan compensation.  We note references to “corporate and individual objectives” on page 42 and “certain EBITDA targets” on page 43 in connection with disclosure regarding incentive-based compensation.  In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b).  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.  In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response 3:                               In our Form 10-K for fiscal year 2009 we expect to include the following disclosure:

Annual Incentive Awards

For fiscal year 2009, and for each fiscal year thereafter, named executive officers are eligible to receive an annual incentive cash award, subject to the achievement by us of adjusted EBITDA performance goals recommended by the chairman of our board of directors and approved by the Compensation Committee.   Adjusted EBITDA differs from EBITDA presented elsewhere in this Annual Report on Form 10-K because adjusted EBITDA is adjusted to remove the effects of any non-recurring or extraordinary charges for such period as approved by the Compensation Committee.

It is anticipated that, for each fiscal year, an adjusted EBITDA threshold performance goal and an adjusted EBITDA maximum performance goal will be set, usually in the first quarter of such fiscal year.  If the threshold performance goal is met each executive officer will be entitled to receive 50% of the officer’s maximum award amount, and if the maximum performance goal is achieved each executive officer will be entitled to receive 100% of the officer’s maximum award amount.  The maximum award amounts for each executive officer are described below.  If adjusted EBITDA falls between the threshold performance goal and the maximum performance goal, the amount of the incentive award earned by each executive officer will be prorated between 50% and 100% of the officer’s maximum award amount.  In addition, the board of directors may, in its discretion, increase the award to 120% of an officer’s maximum award amount if adjusted EBITDA exceeds the maximum performance goal.  The board of directors may also reduce award amounts to individual officers on a discretionary basis.  These discretionary adjustments are based solely on a subjective evaluation of the applicable officer’s individual performance for the fiscal year.

The board of directors sets the maximum award for each executive officer as a percentage of base salary depending on the officer’s position.  These percentages are recommended by the chairman of our board of directors and approved by the board of directors.  For 2009, the maximum award amount for each named executive officer was as follows, expressed as a percentage of salary and in an equivalent dollar amount:

Named Executive Officer	Percentage of Salary	Maximum Award Amount
Russell C. Taylor	100%	$475,000
David J. Morris	100%	$250,000
Steven Ziessler	100%	$300,000
W. Edwin Litton	50%	$88,580

For fiscal year 2009, the annual incentive awards were subject to our achieving the threshold performance goal of at least $47.8 million of adjusted EBITDA.  The maximum performance goal for fiscal year 2009 was adjusted EBITDA of $60.0 million.  Based on our fiscal year 2009 adjusted EBITDA of $61.0 million, each executive officer is entitled to receive in excess of 100% of the officer’s maximum award amount.  The annual incentive awards will be paid in the first quarter of fiscal year 2010. Although we exceeded the maximum performance goal, the board of directors at its discretion did not increase the awards beyond the maximum amount.  In addition, the board of directors did not exercise its discretion to reduce awards to the named executive officers based on individual performance in fiscal year 2009.

Please feel free to call the undersigned at (770) 407-2164 with any questions concerning our responses to the Staff’s comments.

Very truly yours,

David J. Morris
Chief Financial Officer

cc:	Mr. James Lopez, Branch Chief, Securities and Exchange Commission
Mr. Edwin S. Kim, Securities and Exchange Commission
Mr. Russell C. Taylor, Cellu Tissue Holdings, Inc.
Mr. W. Edwin Litton, Cellu Tissue Holdings, Inc.
Mr. Alan J. Prince, King & Spalding LLP